UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2006
Commission file number 0-12602
MAKITA CORPORATION
(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION (Registrant)

/s/ Masahiko Goto
Masahiko Goto
President and Representative Director
Date: October 31, 2006

Makita Corporation
Consolidated Financial Results
for the six months
ended September 30, 2006
(U.S. GAAP Financial Information)
(English translation of “KESSAN TANSHIN”
originally issued in Japanese language)

CONSOLIDATED FINANCIAL RESULTS
FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2006
October 31, 2006
Makita Corporation
Stock code: 6586
URL: http://www.makita.co.jp/
Masahiko Goto, President
Date of Board Meeting: October 31, 2006
(Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.)
1. Results of the six months ended September 30, 2006 (From April 1, 2006 to September 30, 2006)
(1) CONSOLIDATED FINANCIAL RESULTS

	Yen (million)
	For the six months			For the six months
	ended September			ended September			For the year ended
	30, 2005			30, 2006			March 31, 2006
			%			%			%
Net sales	106,649		9.5	131,891		23.7	229,075		17.6
Operating income	25,897		33.1	21,387		(17.4)	45,778		45.8
Income before income taxes	26,504		31.0	21,796		(17.8)	49,143		50.7
Net income	25,807		99.2	15,390		(40.4)	40,411		82.6

	Yen
Net income per share:
Basic		179.52			107.09			281.15
Diluted		179.52			107.09			281.15

Notes:	1. Equity in net earnings of affiliated companies (including non-consolidated subsidiaries): None

2. Average number of shares outstanding:

Six months ended September 30, 2006:	143,709,479
Six months ended September 30, 2005:	143,757,513
Year ended March 31, 2006:	143,736,927
3.	Change in accounting policies: None

4.	The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.
(2) CONSOLIDATED FINANCIAL POSITION

	Yen (million)
	As of	As of	As of
	September 30, 2005	September 30, 2006	March 31, 2006
Total assets	298,978	340,176	326,038
Shareholders’ equity	245,579	279,374	266,584
Shareholders’ equity ratio to total assets (%)	82.1%	82.1%	81.8%

	Yen
Shareholders’ equity per share	1,708.67	1,944.05	1,854.99

Note:	Number of shares outstanding:

As of September 30, 2006:	143,707,241
As of September 30, 2005:	143,725,251
As of March 31, 2006:	143,711,766
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(3) CONSOLIDATED CASH FLOWS

	Yen (million)
	For the six months	For the six months	For the year
	ended September	ended September	ended March 31,
	30, 2005	30, 2006	2006
Net cash provided by operating activities	9,349	13,419	25,067
Net cash provided by (used in) investing activities	6,176	(14,203)	7,655
Net cash used in financing activities	(14,540)	(3,978)	(19,548)
Cash and cash equivalents, end of period	26,293	35,302	39,054
(4) SCOPE OF CONSOLIDATION AND EQUITY METHOD
  Consolidated subsidiaries: 45 subsidiaries
  Non-consolidated subsidiaries accounted for under the equity method: None
  Affiliated companies accounted for under the equity method: None
(5) CHANGE IN SCOPE OF CONSOLIDATION AND EQUITY METHOD
  Consolidation: None
  Equity method: None
2. Consolidated forecast for the year ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

Yen (million)
For the year ending March 31, 2007
Net sales	260,000
Income before income taxes	42,000
Net income	29,000

Yen
Net income per share	201.80

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

GROUP STRUCTURE
     Makita Corporation (the “Company”) and its consolidated subsidiaries (collectively “Makita”) mainly manufactures and sells portable electric power tools. Makita is comprised 46 companies (the Company and 45 consolidated subsidiaries).
     Group Structure of Makita is outlined as follows:

Outside Customers
Overseas sales subsidiaries: 32
Makita U.S.A. Inc.
Makita (U.K.) Ltd.
Makita France SAS
Makita Benelux B.V. (The Netherlands)
S.A. Makita N.V. (Belgium)
Makita S.p.A. (Italy)
Makita Werkzeug GmbH (Germany)
Makita Werkzeug Gesellschaft m.b.H. (Austria)
Makita Sp. z o.o. (Poland)
Makita, S.A. (Spain)
Makita Oy (Finland)
Makita (Australia) Pty. Ltd.
Makita Gulf FZE (U.A.E.)
Other overseas sales subsidiaries: 19
Domestic
Makita Corporation
Manufacturing subsidiary
Makita Ichinomiya Corporation
(Manufacture of woodworking machines)
Other subsidiaries: 2
Overseas sales and manufacturing subsidiaries: 4
Makita Canada Inc.
Dolmar GmbH (Germany)
(Manufacture and sales of garden tools)
Makita (China) Co., Ltd.
Makita do Brasil Ferramentas Eletricas Ltda.
Overseas manufacturing subsidiaries: 4
Makita Corporation of America
Makita Manufacturing Europe Ltd. (U.K.)
Makita (Kunshan) Co., Ltd. (China)
Makita EU S.R.L. (Romania)
Commencement of production: Spring 2007 (Scheduled)
Other overseas subsidiaries: 2
Makita International Europe Ltd. (U.K.)
(Coordination of our overall operations in Europe)
Euro Makita Corporation B.V. (The Netherlands)
(Financing subsidiary in Europe)
Supply finished goods
Supply parts

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

MANAGEMENT POLICIES
1. Basic Policies
     Makita has set itself the goal of consolidating a strong position in the global power tool industry as a global supplier of a comprehensive range of power tools that assist people in creating homes and living environments. In order to achieve this, Makita has established strategic business approaches and quality policies such as “A management approach in symbiosis with society” “Managing to take good care of our customers,” “Proactive, sound management” and “Emphasis on trustworthy and reliable corporate culture as well as management to draw out the capabilities of each employee.” Makita aims to generate solid profitability so that it can promote its sustained corporate development and meet the needs of its shareholders, customers, and employees as well as regional societies where Makita operates.
2. Basic Policy Regarding Profit Distribution
     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. With respect to repurchases of its outstanding shares, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Also Makita continues to consider execution of own share repurchases in light of trends in stock prices.
     Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.
3. Policy Regarding Reducing the Basic Trading Unit of Shares
     To expand the number of individual investors holding Makita shares and increase share liquidity, effective October 3, 2005 Makita reduced the size of its stock trading unit from 1,000 to 100.
     As a result, the current number of company shareholders as of September 30, 2006 was 12,093. This represents an increase of 17.7% over the 10,275 shareholders as of September 30, 2005.
4. Target Management Indicators
     Makita believes that attaining sustained growth and maintaining high profitability are the ways to increase corporate value. Makita’s specific numerical target is to maintain a stable ratio of operating income to net sales on a consolidated basis of 10% or more.
5. Medium-to-Long-Term Management Strategy
     Makita aims to build a strong brand equity that is unrivaled in the industry and to become what it refers to as a “Strong Company.” In other words, to become a company that can obtain and maintain worldwide market leadership as a global total supplier of tools such as power tools for professional use, gardening tools, and air tools. This is to be accomplished through the ability to develop new products that satisfy the professional user, a global production structure that achieves both high quality and cost competitiveness, as well as a sales and after-sales service structure that leads the industry both in the domestic and overseas markets.
     In order to carry out this management strategy, Makita is focusing its management resources on the professional-use tool category, while maintaining its strong financial condition that can withstand any unpredictable changes in the operational environment including those related to foreign exchange risk and country risk.
6. Issues to Be Addressed
     Makita will be striving to further improve its results by aggressively addressing such tasks as the continuous introduction of new products that will lead the industry, further improvement in the productivity of its Chinese factories, a smooth startup of the Romanian factory, which is Makita’s new production base, improvement in brand equity in the U.S., enhancement of the air tool category, etc.
7. Parent Company Information
     This item is not applicable because Makita Corporation has no parent company.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING RESULTS AND FINANCIAL CONDIITION
1. Operating Results
(1)	Outline of Operations and Business Results
     Looking at the overseas economic conditions for this interim period, in the U.S., despite somewhat of a slowdown in the housing market, the overall economy kept its solid pace as personal consumption and capital expenditures remained strong. In Europe, amid the growth seen in the Eastern European and Russian economies, the economy maintained its recovery trend as the internal demand in Western Europe increased. In Japan, the economy showed a gradual expansion as capital expenditures continued to increase and individual consumption and the employment situation remained favorable.
     Under these conditions Makita has mainly shifted production of its lithium ion battery products to factories in China from the Company in Japan. Makita also began construction of a new factory in Romania, aiming to start operations in the spring of the next year. In terms of operating activities, Makita strengthened its marketing and service networks, for example, Makita opened a sales base in Estonia in April of this year where the market has been expanding. In terms of development activities, Makita further expanded its lithium ion battery product line and concentrated on the development of high-pressure air tools.
     Regarding consolidated results of operations for the interim period under review, net sales rose 23.7% over the same period of the previous year, to 131,891 million yen. Sales in Japan rose 14.5% to 22,927 million yen compared with the same period of the previous year, as a result of the added sales from the air tools related business which Makita acquired in January of this year. Meanwhile, overseas sales posted a 25.8% increase to 108,964 million yen due primarily to the introduction of new products in response to the market needs, enhanced sales activities, expansion of emerging markets including the Eastern European and Russian markets, as well as the foreign exchange market that transitioned toward depreciation of the yen. As a result, overseas sales accounted for 82.6% of net sales for the period.
     Examining overseas sales by individual region, sales in Europe were up 35.3%, to 56,558 million yen, while sales in North America expanded 18.7%, to 24,513 million yen. Sales in Asia rose 15.4%, to 9,776 million yen, and sales in other regions increased 15.4%, to 18,117 million yen.
     With regard to earnings, operating income amounted to 21,387 million yen (ratio of operating income to net sales; 16.2%), down 17.4% from the same period of the previous year, income before income taxes amounted to 21,796 million yen (ratio of income before income taxes to net sales; 16.5%), down 17.8% and net income for the interim period amounted to 15,390 million yen (ratio of net income to net sales; 11.7%), down 40.4%. These decreases from the same period of the previous year were mainly due to a special factor of a gain from the sale of the Company’s golf course management subsidiary following the completion of the civil rehabilitation proceedings in May 2005. The gain of transfer of its ownership interests in the subsidiary resulted in approximately 8.5 billion yen in operating income and 11.9 billion yen in net income for the interim period of 2005.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(2)	Outlook for the Year Ending March 31, 2007
     As to our opinions on what lies ahead, while the domestic economy is expected to stay on a gradual recovery path, the price of raw materials does not allow for optimism. The outlook for the environment in which the company does business is somewhat opaque, considering the worldwide trend toward rising interest rates as well as some concerns over the outlook for both the American and the Asian economy.
     In light of this outlook, Makita will continue working to improve its performance by expanding its share of the professional-use tool market, and it will seek to accomplish this by bolstering its marketing and service networks and developing high-value-added products.
     In forecasting performance for the year ending March 31, 2007, we have assumed the following:
•	The US housing market will slow down and a cautious approach will be occurred for inventory investment by customers.

•	In Europe, while the market in Eastern Europe and Russia continues to expand and the market environment in Western Europe will remain stable, the competition among corporations will intensify.

•	In Asia, public investments in some countries and areas will be restrained due to political instability.

•	The automatic nailer business acquired through a business transfer will contribute on a full-term basis.
     Based on these and other factors, Makita has prepared the following performance forecast.
Revised outlook for consolidated performance during the fiscal 2007 (from April 1, 2006, to March 31, 2007)

(Million yen, %)
			Income before
	Net sales	Operating income	income taxes	Net income
Outlook announced previously (A)	250,000	38,300	39,300	27,000
Revised outlook (B)	260,000	41,000	42,000	29,000
Change (B-A)	10,000	2,700	2,700	2,000
Percentage revision	4.0%	7.0%	6.9%	7.4%
Actual results for the previous year ended March 31, 2006	229,075	45,778	49,143	40,411
     Net income per share for the fiscal year is projected to be 201.80 yen.
Revised outlook for non-consolidated performance during the fiscal 2007
  (from April 1, 2006, to March 31, 2007)

(Million yen, %)
		Operating
	Net sales	income	Ordinary profit	Net income
Outlook announced previously (A)	120,000	15,400	26,200	18,000
Revised outlook (B)	125,000	19,000	31,000	21,000
Change (B-A)	5,000	3,600	4,800	3,000
Percentage revision	4.2%	23.4%	18.3%	16.7%
Actual results for the previous year ended March 31, 2006	111,197	15,136	22,273	17,176
Net income per share for the fiscal year is projected to be 146.13 yen.

Assumptions
The above forecast is based on the assumption of exchange rates of 115 yen to US$1 and 146 yen to 1 Euro for the second half of the year and the year ending March 31, 2007.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

Our forecasts for dividends are as follows:

	For the year ended	For the year ending
	March 31, 2006	March 31, 2007
	(Results)	(Forecast)
Cash dividend per share for the interim period	19 yen (With a special dividend of 10 yen)	19 yen (Note 1) (With a special dividend of 10 yen)
Cash dividend per share for the second half	38 yen (With a special dividend of 29 yen)	(Note 2)
Total cash dividend per share for the year	57 yen (With a special dividend of 39 yen)	(Note 2)

Notes
1.	At the meeting of the Board of Directors held on October 31, 2006, the decision was made to pay interim dividends of 19 yen per share (payable on November 27, 2006).

2.	The annual dividend, as indicated on page 4, will be set according to the Company’s policy for distribution of earnings, which is to maintain a consolidated dividend payout ratio* of 30% or more. The dividend for the second half of the year will be calculated by deducting the interim dividend from the annual dividend, and the final decision for the dividend will be made at the General Meeting of Shareholders to be held in June 2007.

*	The consolidated dividend payout ratio is calculated as annual dividends per share divided by consolidated net income per share (after adjustments for special factors).

FORWARD-LOOKING STATEMENTS
This document contains forward-looking statements based on Makita’s own projections and estimates. The power tools market, where Makita is mainly active, is subject to the effects of rapid shifts in economic conditions, demand for housing, currency exchange rates, changes in competitiveness, and other factors. Due to the risks and uncertainties involved, actual results could differ substantially from the content of these statements. Therefore, these statements should not be interpreted as representation that such objectives will be achieved.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2.	Cash Flows and Financial Ratios
     Total cash and cash equivalents (cash) at the end of the interim period under review totaled 35,302 million yen, down 3,752 million yen from the end of the previous year.
(Net Cash Provided by Operating Activities)
     As mentioned in the Outline of Operations and Business Results section above, strong performance resulted in net cash from operating activities amounting to 13,419 million yen.
(Net Cash Used in Investing Activities)
     Net cash used in investing activities amounted to 14,203 million yen. This reflected mainly purchase of securities as well as capital expenditures for metal molds for new products and the construction of new facilities at Okazaki plant.
(Net Cash Used in Financing Activities)
     Net cash used in financing activities amounted to 3,978 million yen, reflecting the payment of cash dividends and other factors.
Financial Ratios

					As of
	As of (year ended) March 31,				September
	2003	2004	2005	2006	30, 2006
Operating income to net sales ratio	7.1%	8.0%	16.1%	20.0%	16.2%
Equity ratio	65.5%	69.5%	75.8%	81.8%	82.1%
Equity ratio based on a current market price	43.5%	69.3%	97.1%	160.0%	146.6%
Debt redemption (years)	0.8	0.7	0.5	0.1	0.1
Interest coverage ratio (times)	40.4	47.8	28.4	54.7	82.3
Definitions
Operating income to net sales ratio: operating income/net sales
Equity ratio: shareholders’ equity/total assets
Equity ratio based on a current market price: total current market value of outstanding shares/total assets
Debt redemption: interest-bearing debt/net cash inflow from operating activities
Interest coverage ratio: net cash inflow from operating activities/interest expense
Notes
1.	All figures are calculated based on a consolidated basis.

2.	The total current market value of outstanding shares is calculated by multiplying the closing market price at the period end by the number of outstanding shares (after deducting the number of treasury stock.)

3.	Interest-bearing debt includes all consolidated balance-sheet debt on which interest payments are made.

4.	The debt redemption period for the interim period is calculated based on an estimate of operating cash flows computed by multiplying operating cash flow for the interim period by two.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

3.	Risk factors
     Among the various risk factors that may have an effect on the management performance and financial position of Makita, those that are believed likely to have a material impact on investor judgment are described below.
     Note that items referring to the future reflect Makita’s forecasts and assumptions as of September 30, 2006.
(1)	Makita’s sales are affected by the levels of construction activities and capital investments in its markets.

The demand for power tools, Makita’s main products, is affected to a large extent by the levels of construction activities and capital investments in the relevant regions. Generally speaking, the levels of construction activities and capital investment depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita’s activities, including Japan, North America, Europe, and Asia, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(2)	Geographic concentration of Makita’s main facilities may have adverse effects on Makita’s business activities.

Makita’s principal management functions, including its headquarters, and the companies on which it relies for supplying major parts are located in Aichi Prefecture (“Aichi”), Japan. Makita’s manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 80% of Makita’s total production volume on a consolidated basis in the interim period under review. Due to this geographic concentration of Makita’s major functions, including plants and other operations in Japan and China, Makita’s performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita’s facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, emerging infectious diseases, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita’s consolidated financial condition and results of operations may be adversely affected.

(3)	Makita’s overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita’s business activities.

Makita derives a majority of its sales in markets located outside of Japan, including North America, Europe, Asia, Oceania, the Middle East, Central and South America, and emerging markets such as Russia and Eastern Europe. In the interim period under review, approximately 83% of Makita’s consolidated net sales were derived from products sold overseas. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita’s consolidated financial condition and results of operations. Such risks include the following:
1.	Unexpected changes in laws and regulations;

2.	Disadvantageous political and economic factors;

3.	The outflow of technical know-how and knowledge due to personnel turnover enabling Makita’s competitors to strengthen their position;

4.	Potentially unfavorable tax systems; and

5.	Terrorism, war, and other factors that lead to social turbulence.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(4)	Environmental or other government regulations may have a material adverse impact on Makita’s business activities.

Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries in which Makita operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any new or amended regulations may also result in significant increases in overall costs.
Beginning on July 1, 2006, a European directive entitled “Restriction of the Use of Certain Hazardous Substances” (“RoHS”) takes effect which forbids the sale in EU member countries of products containing six toxic substances, including lead. In addressing RoHS, we have abolished restricted substances through the cooperation of our parts suppliers. In addition, Makita itself is constantly reinforcing its system for inspecting parts as they are delivered and has addressed this issue at the present time. However, if Makita’s suppliers have not fully shifted to alternative materials and Makita is not able to detect the presence of the forbidden substances, then, if these substances are confirmed within the EU, Makita may face a number of risks, including the need to replace the defective parts, conduct recalls, and sustain damage to its brand image. In such cases, Makita’s consolidated financial condition and results of operations may be adversely affected.

(5)	Currency exchange rate fluctuations may adversely affect Makita’s financial results.

The functional currency for all of Makita’s significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita’s subsidiaries around the world are translated into yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita’s operating results, assets, liabilities and shareholders’ equity are affected by fluctuation in values of the Japanese yen against these local currencies.
In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. However, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(6)	Fluctuations in stock market prices may adversely affect Makita’s financial statements.

Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities on its consolidated financial statements. The values of these investments are influenced by fluctuations in the quoted market prices. A significant depreciation in the value of these securities will have an adverse impact on Makita’s consolidated financial condition and results of operations.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(7)	If Makita cannot respond to changes in construction method and trends in demand, Makita’s sales may be materially and adversely affected.

In recent years, market trends in demand for various power tools have been changing significantly due to the adoption of new construction methods, especially in Japan. For example, as prefabricated housing construction becomes more common, the use of cutting tools at construction sites has been decreasing substantially, while demand for fastening tools has increased. If Makita does not or is unable to respond to these rapid shifts in demand for various power tools, Makita’s sales may decline and this may have an adverse effect on Makita’s consolidated financial condition and results of operations.

(8)	The rapidly growing presence of China-based power tool manufacturers may adversely affect Makita’s sales results.

In recent years, power tool companies in China have expanded their presence in the world market. In particular, in certain markets in Asia where purchasing power is relatively low, competition with power tools made by Chinese power tools manufacturer has intensified, with respect to lower end products. As the technology of Chinese power tool manufacturers improves, competition in the markets for high-end products for professional use may also intensify. As a result, Makita’s market share, consolidated financial condition and results of operations may be adversely affected.

(9)	If Makita is not able to develop attractive products, Makita’s sales activities may be adversely affected.

Makita’s principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the good reputation of the MAKITA brand, both of which depend in part on Makita’s ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer capable of quickly developing new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(10)	If Makita fails to maintain cooperative relationships with significant customers, Makita’s sales may be seriously affected.

Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita’s business performance and financial position. In addition, if major customers of Makita select power tools and other items made in China and sell them under their own brand for professional use, this may have an adverse impact on Makita’s consolidated financial condition and results of operations.

(11)	If any of Makita’s suppliers fail to deliver materials or parts required for production as scheduled, Makita’s production activities may be adversely affected.

Makita’s production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Purchases of production-use materials from Chinese manufacturers have increased in recent years. When launching new products, sales commencement dates can slip if Chinese manufacturing technology does not satisfy our demands, or if it takes an inordinate amount of time in order to satisfy our demands. There is a concern that this can result in lost sales opportunities. Makita purchases some of its component parts from sole suppliers. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita’s production schedules and cause a delay in Makita’s own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita’s consolidated financial condition and results of operations.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(12)	When the procurement of raw materials used by Makita becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.

In manufacturing power tools, Makita purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. When sufficient amounts of these materials and parts are not available for purchase, this may have an impact on Makita’s production schedules. In addition, the rise in crude oil prices in recent years has been a factor leading to increases in the prices of production materials. When these price increases are greater than Makita can absorb by increasing productivity or through other internal efforts and the prices of final products cannot be raised sufficiently, such circumstances may have a detrimental effect on the performance and financial position of Makita.

(13)	Product liability litigation or recalls may harm Makita’s financial statements and reputation.

Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all of its products will be free of defects nor that it will be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita’s brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita’s consolidated financial condition and results of operations.

(14)	Investor confidence and the value of Makita’s ADRs and ordinary shares may be adversely impacted if Makita’s management concludes that Makita’s internal controls over financial reporting are not effective as of March 31, 2007, or if Makita’s independent registered public accounting firm is unable to provide adequate attestation on management’s assessment, or to provide unqualified opinion on the effectiveness of Makita’s internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002.

From the current fiscal year, when Makita files Form 20-F with the Securities and Exchange Commission (SEC), Section 404 of the United States’ Sarbanes-Oxley Act of 2002 requires the inclusion of an assessment by management of the effectiveness of Makita’s internal control over financial reporting. In addition, Makita’s independent registered public accounting firm may be unable to attest to Makita’s management’s assessment or may issue a report that concludes that Makita’s internal controls over financial reporting are not effective. Makita’s failure to achieve and maintain effective internal controls over financial reporting, or Makita’s independent registered public accounting firm’s inability to attest to Makita’s management’s assessment, or the issuance of a report that concludes that Makita’s internal controls over financial reporting are not effective, could result in the loss of investor confidence in the reliability of Makita’s financial reporting process, which in turn could harm Makita’s business and ultimately could negatively impact the market price of Makita’s ADRs and ordinary shares.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of		As of
	March 31,	September	Increase	September
	2006	30, 2006	(Decrease)	30, 2005

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	39,054	35,302	(3,752)	26,293
Time deposits	1,845	4,987	3,142	4,310
Marketable securities	47,773	52,693	4,920	53,848
Trade receivables-
Notes	1,936	2,666	730	1,819
Accounts	46,074	46,969	895	39,679
Less- Allowance for doubtful receivables	(1,016)	(1,038)	(22)	(1,025)
Inventories	79,821	88,700	8,879	73,395
Deferred income taxes	3,661	3,967	306	6,612
Prepaid expenses and other current assets	8,621	8,572	(49)	7,403

Total current assets	227,769	242,818	15,049	212,334

PROPERTY, PLANT AND EQUIPMENT, at cost:
Land	17,737	16,733	(1,004)	17,437
Buildings and improvements	55,470	55,508	38	51,948
Machinery and equipment	74,501	74,109	(392)	74,047
Construction in progress	2,340	3,030	690	1,973

	150,048	149,380	(668)	145,405
Less- Accumulated depreciation	(90,845)	(89,803)	1,042	(90,363)

	59,203	59,577	374	55,042

INVESTMENTS AND OTHER ASSETS:
Investment securities	30,439	28,008	(2,431)	23,969
Deferred income taxes	698	559	(139)	711
Other assets	7,929	9,214	1,285	6,922

	39,066	37,781	(1,285)	31,602

	326,038	340,176	14,138	298,978

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of		As of
	March 31,	September	Increase	September
	2006	30, 2006	(Decrease)	30, 2005

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	1,728	3,396	1,668	3,962
Trade notes and accounts payable	13,908	14,672	764	11,827
Accrued payroll	8,224	8,333	109	7,830
Accrued expenses and other	15,224	14,394	(830)	12,454
Income taxes payable	6,701	7,515	814	6,002
Deferred income taxes	176	129	(47)	61

Total current liabilities	45,961	48,439	2,478	42,136

LONG-TERM LIABILITIES:
Long-term indebtedness	104	100	(4)	108
Accrued retirement and termination allowances	2,901	3,264	363	5,118
Deferred income taxes	7,923	6,233	(1,690)	3,708
Other liabilities	930	1,015	85	920

	11,858	10,612	(1,246)	9,854

MINORITY INTERESTS	1,635	1,751	116	1,409

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805	—	23,805
Additional paid-in capital	45,437	45,437	—	45,434
Legal reserve and retained earnings	192,255	202,184	9,929	183,802
Accumulated other comprehensive income (loss)	5,345	8,223	2,878	(3,824)
Treasury stock, at cost	(258)	(275)	(17)	(3,638)

	266,584	279,374	12,790	245,579

	326,038	340,176	14,138	298,978

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the six		For the six
	months ended		months ended
	September 30,		September 30,		Increase		For the year ended
	2005		2006		(Decrease)		March 31, 2006

	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
NET SALES	106,649	100.0	131,891	100.0	25,242	23.7	229,075	100.0
Cost of sales	61,554	57.7	77,343	58.6	15,789	25.7	132,897	58.0

GROSS PROFIT	45,095	42.3	54,548	41.4	9,453	21.0	96,178	42.0
Selling, general, administrative and other expenses	19,198	18.0	33,161	25.2	13,963	72.7	50,400	22.0

OPERATING INCOME	25,897	24.3	21,387	16.2	(4,510)	(17.4)	45,778	20.0

OTHER INCOME (EXPENSES) :
Interest and dividend income	548	0.5	569	0.4	21	3.8	1,301	0.6
Interest expense	(233)	(0.2)	(163)	(0.1)	70	(30.0)	(364)	(0.2)
Exchange gains (losses) on foreign currency transactions, net	4	0.0	(193)	(0.1)	(197)	—	(258)	(0.1)
Realized gains on securities, net	360	0.3	311	0.2	(49)	(13.6)	2,918	1.3
Other, net	(72)	(0.0)	(115)	(0.1)	(43)	59.7	(232)	(0.1)

Total	607	0.6	409	0.3	(198)	(32.6)	3,365	1.5

INCOME BEFORE INCOME TAXES	26,504	24.9	21,796	16.5	(4,708)	(17.8)	49,143	21.5

ROVISION FOR INCOME TAXES:
Current	6,419	6.0	7,230	5.5	811	12.6	9,365	4.1
Deferred	(5,722)	(5.3)	(824)	(0.7)	4,898	(85.6)	(633)	(0.2)

Total	697	0.7	6,40	6 4.8	5,709	819.1	8,732	3.9

NET INCOME	25,807	24.2	15,390	11.7	(10,417)	(40.4)	40,411	17.6

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

STATEMENTS OF SHAREHOLDERS’ EQUITY

	Yen (millions)
	For the six	For the six
	months ended	months ended	For the year
	September 30,	September 30,	ended March
	2005	2006	31, 2006

COMMON STOCK:
Beginning balance	23,805	23,805	23,805

Ending balance	23,805	23,805	23,805

ADDITIONAL PAID-IN CAPITAL:
Beginning balance	45,430	45,437	45,430
Gain on sales of treasury stock	4	—	7

Ending balance	45,434	45,437	45,437

LEGAL RESERVE AND RETAINED EARNINGS:
Beginning balance	163,171	192,255	163,171
Cash dividends	(5,176)	(5,461)	(7,907)
Retirement of treasury stock	—	—	(3,420)
Net income	25,807	15,390	40,411

Ending balance	183,802	202,184	192,255

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS):
Beginning balance	(9,249)	5,345	(9,249)
Other comprehensive income for the period	5,425	2,878	14,594

Ending balance	(3,824)	8,223	5,345

TREASURY STOCK, at cost:
Beginning balance	(3,517)	(258)	(3,517)
Purchases	(123)	(17)	(164)
Sales	2	—	3,423

Ending balance	(3,638)	(275)	(258)

TOTAL SHAREHOLDERS’ EQUITY	245,579	279,374	266,584

DISCLOSURE OF COMPREHENSIVE INCOME:
Net income for the period	25,807	15,390	40,411
Other comprehensive income for the period, net of tax	5,425	2,878	14,594

Total comprehensive income for the period	31,232	18,268	55,005

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the six	For the six
	months ended	months ended	For the year
	September 30,	September 30,	ended March
	2005	2006	31, 2006

Net cash provided by operating activities	9,349	13,419	25,067
Net cash provided by (used in) investing activities	6,176	(14,203)	7,655
Net cash used in financing activities	(14,540)	(3,978)	(19,548)
Effect of exchange rate changes on cash and cash equivalents	(76)	1,010	496

Net change in cash and cash equivalents	909	(3,752)	13,670
Cash and cash equivalents, beginning of period	25,384	39,054	25,384

Cash and cash equivalents, end of period	26,293	35,302	39,054

SIGNIFICANT ACCOUNTING POLICIES
1. Scope of consolidation
Consolidated subsidiaries: 45 consolidated subsidiaries
Major subsidiaries are as follows:
Makita U.S.A. Inc., Makita Corporation of America, Makita (U.K.) Ltd.,
Makita Manufacturing Europe Ltd. (U.K.), Makita Werkzeug GmbH (Germany),
Dolmar GmbH (Germany), Makita S.p.A. (Italy), Makita Oy (Finland), Makita (China) Co., Ltd.,
Makita (Kunshan) Co., Ltd. (China), etc.
2. Consolidated Accounting Policies (Summary)
Consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.
(1) Marketable and Investment Securities
Makita accounts for marketable and investment securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” which requires all investments in debt and marketable equity securities to be classified as either trading, available-for-sale securities or held-to-maturity securities.
(2) Allowance for Doubtful Receivables
Allowance for doubtful receivables represents the Makita’s best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of the current economic environment, assessment of inherent risks, aging and financial performance.
(3) Inventories
Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined principally based on the average cost method.
(4) Property, Plant and Equipment and Depreciation
For the Company, depreciation of property, plant and equipment is computed principally by using the declining-balance method over the estimated useful lives. Most of the consolidated subsidiaries have adopted the straight-line method for computing depreciation.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

(5) Goodwill and Other Intangible Assets
Makita follows the provisions of SFAS No. 141 and SFAS No. 142. SFAS No. 141, “Business Combinations” requires the use of only the purchase method of accounting for business combinations and refines the definition of intangible assets acquired in a purchase business combination. SFAS No. 142, “Goodwill and Other Intangible Assets” eliminates the amortization of goodwill and instead requires annual impairment testing thereof. SFAS No. 142 also requires acquired intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”
(6) Income Taxes
Makita accounts for income taxes in accordance with the provision of SFAS No. 109, “Accounting for Income Taxes,” which requires an asset and liability approach for financial accounting and reporting for income taxes.
The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.
(7) Pension Plans
Makita accounts for pension plans in accordance with the provisions of SFAS No. 87, “Employers’ Accounting for Pensions.”
(8) Impairment of Long-Lived Assets
Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets.”
(9) Derivative Financial Instruments
Makita conforms to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended.
(10) Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
(11) Revenue Recognition
Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon shipment or delivery of the product depending on the terms of the sales arrangement.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

OPERATING SEGMENT INFORMATION
Six months ended September 30, 2005

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	25,874	42,218	20,798	4,197	13,562	106,649	—	106,649
(2) Intersegment	25,208	3,433	1,589	19,601	96	49,927	(49,927)	—

Total	51,082	45,651	22,387	23,798	13,658	156,576	(49,927)	106,649

Operating expenses	35,779	39,791	21,818	20,775	12,171	130,334	(49,582)	80,752
Operating income	15,303	5,860	569	3,023	1,487	26,242	(345)	25,897
Six months ended September 30, 2006

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	30,497	57,050	24,386	4,864	15,094	131,891	—	131,891
(2) Intersegment	30,883	2,763	2,704	32,482	88	68,920	(68,920)	—

Total	61,380	59,813	27,090	37,346	15,182	200,811	(68,920)	131,891

Operating expenses	53,462	52,062	26,001	31,975	13,457	176,957	(66,453)	110,504
Operating income	7,918	7,751	1,089	5,371	1,725	23,854	(2,467)	21,387
For the year ended March 31, 2006

	Yen (millions)
							Corporate
			North				and elimi-	Consoli-
	Japan	Europe	America	Asia	Other	Total	nations	dated

Sales:
(1) External customers	53,788	91,249	47,979	8,645	27,414	229,075	—	229,075
(2) Intersegment	57,826	6,306	4,321	43,979	181	112,613	(112,613)	—

Total	111,614	97,555	52,300	52,624	27,595	341,688	(112,613)	229,075

Operating expenses	87,468	85,505	50,437	46,162	25,048	294,620	(111,323)	183,297
Operating income	24,146	12,050	1,863	6,462	2,547	47,068	(1,290)	45,778
Note: Segment information is determined by the location of the Company and its relevant subsidiaries.
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

MARKETABLE SECURITIES AND INVESTMENT SECURITIES
1. Available-for-sale securities
As of March 31, 2006

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Equity securities	1,496	2,093	—	3,589	3,589
Debt securities	4,377	77	78	4,376	4,376
Funds in trusts and investments in trusts	36,874	1,691	57	38,508	38,508

	42,747	3,861	135	46,473	46,473

Investment securities:
Equity securities	10,906	16,466	—	27,372	27,372
Debt securities	42	—	—	42	42
Investments in trusts	666	109	—	775	775

	11,614	16,575	—	28,189	28,189

As of September 30, 2006

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Equity securities	1,517	1,814	15	3,316	3,316
Debt securities	3,545	5	26	3,524	3,524
Funds in trusts and investments in trusts	43,886	1,229	62	45,053	45,053

	48,948	3,048	103	51,893	51,893

Investment securities:
Equity securities	10,901	14,335	13	25,223	25,223
Debt securities	30	—	—	30	30
Investments in trusts	731	175	—	906	906

	11,662	14,510	13	26,159	26,159

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Held-to-maturity securities
As of March 31, 2006

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Debt securities	1,300	—	—	1,300	1,300

Investment securities:
Debt securities	2,250	—	125	2,125	2,250

As of September 30, 2006

	Yen (millions)
		Gross unrealized holding			Carrying
	Cost	Gains	Losses	Fair value	Amount

Marketable securities:
Debt securities	800	—	—	800	800

Investment securities:
Debt securities	1,849	—	108	1,741	1,849

English Translation of “KESSAN TANSHIN” originally issued in Japanese language

NET SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the six		For the six
	months ended		months ended		For the year
	September 30,		September 30,		ended March 31,
	2005		2006		2006
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	90,605	85.0%	112,769	85.5%	194,810	85.0
Parts, repairs and accessories	16,044	15.0%	19,122	14.5%	34,265	15.0

Total net sales	106,649	100.0%	131,891	100.0%	229,075	100.0

OVERSEAS SALES BY PRODUCT CATEGORIES

	Yen (millions)
	For the six		For the six
	months ended		months ended		For the year
	September 30,		September 30,		ended March 31,
	2005		2006		2006
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Finished goods	74,928	86.5%	95,959	88.1%	162,877	86.9
Parts, repairs and accessories	11,692	13.5%	13,005	11.9%	24,598	13.1

Total overseas sales	86,620	100.0%	108,964	100.0%	187,475	100.0

EARNINGS PER SHARE

	Yen
	As of	As of	As of
	September 30, 2005	September 30, 2006	March 31, 2006

Shareholders’ equity per share	1,708.67	1,944.05	1,854.99

	Yen
	For the six months	For the six months
	ended September 30,	ended September 30,	For the year ended
	2005	2006	March 31, 2006

Net income per share:
Basic	179.52	107.09	281.15
Diluted	179.52	107.09	281.15
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

SUPPORT DOCUMENTATION (CONSOLIDATION)
1. Consolidated results and forecast

	Yen (millions)
	For the six months		For the six months		For the six months
	ended September		ended September		ended September
	30, 2004		30, 2005		30, 2006
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Net sales	97,430	6.2	106,649	9.5	131,891	23.7
Domestic	19,028	(1.1)	20,029	5.3	22,927	14.5
Overseas	78,402	8.1	86,620	10.5	108,964	25.8
Operating income	19,464	110.5	25,897	33.1	21,387	(17.4)
Income before income taxes	20,238	104.5	26,504	31.0	21,796	(17.8)
Net income	12,953	160.0	25,807	99.2	15,390	(40.4)
EPS (Yen)	90.03		179.52		107.09
Cash dividend per share (Yen)	11.00		19.00		19.00
Dividend payout ratio (%)	12.2		10.6		17.7
Employees	8,598		8,557		9,077

	Yen (millions)
	For the year ended			For the year ending
	March 31, 2006			March 31, 2007
	(Results)			(Forecast)
		(Amount)	(%)	(Amount)	(%)
Net sales		229,075	17.6	260,000	13.5
Domestic		41,600	5.6	46,500	11.8
Overseas		187,475	20.7	213,500	13.9
Operating income		45,778	45.8	41,000	(10.4)
Income before income taxes		49,143	50.7	42,000	(14.5)
Net income	(Note 2)	40,411	82.6	29,000	(28.2)
EPS (Yen)	(Note 2)	281.15		201.80
Cash dividend per share (Yen)	(Note 2)	57.00		—
Dividend payout ratio (%)	(Note 2)	20.3		—
Employees		8,629		—

Notes:	1. The table above shows the change in the percentage ratio of Net sales, Operating income, Income before income taxes, and Net income against the corresponding period of the previous year.

2. Special factors that influenced the calculation of the dividend for the year ended March 31, 2006 were 13.4 billion yen, as announced on January 28, 2006. Excluding these special factors, Net income, Net income per share and Dividend payout ratio for the year ended March 31, 2006 are as follows:

Net income:	27.0 billion yen
Net income per share:	187.73 yen
Dividend payout ratio:	30.4%
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

2. Consolidated net sales by geographic area

	Yen (millions)
	For the six months		For the six months		For the six months
	ended September		ended September		ended September
	30, 2004		30, 2005		30, 2006
	(Results)		(Results)		(Results)
	(Amount)	(%)	(Amount)	(%)	(Amount)	(%)
Japan	19,028	(1.1)	20,029	5.3	22,927	14.5
Europe	36,415	13.5	41,802	14.8	56,558	35.3
North America	19,697	(10.8)	20,648	4.8	24,513	18.7
Asia	9,320	27.4	8,472	(9.1)	9,776	15.4
Other regions	12,970	17.6	15,698	21.0	18,117	15.4
The Middle East and Africa	4,280	54.2	5,118	19.6	6,203	21.2
Oceania	5,534	4.2	5,486	(0.9)	5,983	9.1
Central and South America	3,156	7.2	5,094	61.4	5,931	16.4
Total	97,430	6.2	106,649	9.5	131,891	23.7

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customers location for the periods presented.
3. Exchange rates

	Yen
	For the six months	For the six months	For the six months
	ended September	ended September	ended September
	30, 2004	30, 2005	30, 2006
	(Results)	(Results)	(Results)
Yen/U.S. Dollar	109.80	109.52	115.38
Yen/Euro	133.28	135.61	146.01

	Yen
	For the six months	For the year
	ending March 31,	ending March 31,
	2007	2007
	(Forecast)	(Forecast)
Yen/U.S. Dollar	115	115
Yen/Euro	146	146
4. Sales growth in local currency basis (major countries)

For the six months
ended September
30, 2006
(Results)
U.S.A.	8.6%
Germany	33.6%
U.K.	12.6%
France	16.9%
China	3.4%
Australia	5.7%
English Translation of “KESSAN TANSHIN” originally issued in Japanese language

5. Production ratio (unit basis)

	For the six months	For the six months	For the six months
	ended September	ended September	ended September
	30, 2004	30, 2005	30, 2006
	(Results)	(Results)	(Results)
Domestic	31.6%	28.9%	27.9%
Overseas	68.4%	71.1%	72.1%
6. Consolidated capital expenditures, depreciation and amortization, and R&D cost

	Yen (millions)
	For the six months	For the six months	For the six months
	ended September	ended September	ended September	For the year ending
	30, 2004	30, 2005	30, 2006	March 31, 2007
	(Results)	(Results)	(Results)	(Forecast)
Capital expenditures	2,071	4,856	4,873	14,500
Depreciation and amortization	2,664	2,658	3,715	6,900
R&D cost	2,222	2,345	2,605	5,200
English Translation of “KESSAN TANSHIN” originally issued in Japanese language